Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

YUM! Brands, Inc.:

We consent to the use of our audit report dated February 19, 2013, with respect to the consolidated balance sheets of YUM! Brands, Inc. as of December 29, 2012 and December 31, 2011, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders’ equity (deficit) for each of the fiscal years in the three-year period ended December 29, 2012, and the effectiveness of internal control over financial reporting as of December 29, 2012, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Louisville, Kentucky

April 29, 2013